SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2012

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.

Corporate Taxpayers’ ID (CNPJ) 01.545.826/0001-07

Corporate Registry ID (NIRE) 35.300.147.952

Publicly-Held Company

Minutes of the Meeting of the Board of Directors held on March 27, 2012

1. Date, Time and Location: On March 27, 2012, at 9 a.m., by conference call, as expressly authorized by Article 21, 2nd Paragraph of the bylaws of the Company.

2. Call Notice and Attendance: As all members of the Company’s Board of Directors attended the meeting, the summoning was dismissed and the instatement and approval quorum were verified.

3. Composition of the Board: Chairman: Caio Racy Mattar. Secretary: Renata de Carvalho Fidale.

4. Resolutions: It was resolved, unanimously, by all present members of the Board of Directors and without any restrictions, as set forth in Article 22 (u) of the Bylaws, approve the grant of a warranty by the Company to Construtora Tenda S.A. (“Tenda”), in regards to Tenda’s obligations in the 1st Public Issuance of Simple Debentures, Non-Convertible in Shares, in Single and Indivisible Lot, in Single Series, with Floating Guarantee and Additional Guarantee of Construtora Tenda S.A. (“1st Issuance of Tenda’s Debentures”), including the Company as intervening guarantor party of Tenda’s obligations in the Deed of Issue, in compliance to the deliberation as set forth in item 6.3 of the General Meeting of Debenture Holders of the 1st Issuance of Tenda’s Debentures held on March 5, 2012.

5. Closing: With no further matters to be discussed, these minutes were prepared and, after revised and unanimously approved by the Directors, duly executed. Signatures: Caio Racy Mattar (Chairman), Renata de Carvalho Fidale (Secretary). Directors:  Caio Racy Mattar, Richard L. Huber, Gerald Dinu Reiss, José Écio Pereira da Costa Júnior, Wilson Amaral de Oliveira, Henri Philippe Reichstul, Guilherme Affonso Ferreira, Maria Letícia de Freitas Costa and Odair Garcia Senra.

I certify that this is a true copy of the minutes drawn up in the appropriate book.

Renata de Carvalho Fidale

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: April 02, 2012

Gafisa S.A.

By:	/s/ Alceu Duílio Calciolari
Name: Alceu Duílio Calciolari Title: Chief Executive Officer and Investor Relations Officer